WAL★MART
MEXICO

03 MAR 17 AM 7:21

FILE N°
82-4609

03007822

SUPPL

March 14, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report February 2003 sales of Wal-Mart de Mexico, S.A. de C.V. and the press release about the Company will adopt SAB-101 Bulletin, which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART MEXICO

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

COTIZA EN BOLSA MEXICANA DE VALORES

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS FEBRUARY 2003 SALES

Mexico City, March 7, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of February 2003, sales were $8,065 million pesos. This figure represents a 10.7% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 4.1%, compared to the same month of 2002, also in real terms

	February		January – February	
	2003	2002	2003	2002
Total sales growth (%)	10.7	15.9	10.4	14.9
Comparable sales growth (%)	4.1	6.5	3.6	6.1

If sales generated by the Mexico's City Government vouchers auction that the Company won in December 2001 were eliminated, sales growth for the month of February would have been 12.3% for total stores, and 5.6% for comparable stores.

Considering the four-week period from February 1 to 28, 2003 that compares with the four-week period ending March 1, 2002, as well as the eight week period from January 4 to February 28, 2003 and that compares with the eight week period that ended March 1, 2002, sales growth was as follows:

	4 weeks		8 weeks	
	2003	2002	2003	2002
Total sales growth (%)	10.5	15.7	11.2	16.7
Comparable sales growth (%)	3.9	6.3	4.4	7.7

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 597 retail units:

50	Sam's Clubs
118	Bodegas
75	Wal-Mart Supercenters
44	Superamas
50	Suburbias
260	Restaurants, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N°
82-4609

WAL★MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO ANNOUNCES THAT BEGINNING IN THE FIRST QUARTER 2003, IT WILL ADOPT SAB-101 BULLETIN, WITH NO EFFECT ON CASH FLOW

Mexico City March 13, 2003

Wal-Mart de Mexico, S.A. de C.V. (WALMEX), informs its shareholders and the general public that in keeping with its policy of providing its shareholders and the overall market greater and better information regarding its operations, and in its willingness to always be prudent in managing the business, as of the first quarter of 2003 the Company will adopt SAB-101 Bulletin, issued by the SEC. The adoption of this Bulletin **has no impact on the Company's cash flow**.

Up until the 4th Quarter of 2002, and in keeping with Mexican GAAP, the Company recognized membership income at its Sam's Club units at the moment it receives said income. As of the first quarter of 2003, being both proactive and conservative, the Company has decided to adopt the provisions set forth in Bulletin SAB-101 issued by the Securities and Exchange Commission (SEC) and to recognize said income in a deferred manner over the 12 months period in which each membership is effective.

It should be noted that the change in recording procedure for membership income has no effect whatsoever on the cash flow for the Company, since the membership income is received in a single payment on the date on which each membership becomes effective.

Even though this new procedure will affect the comparing of results for 2003 vs. 2002, the change in results, however, shall not be significant. As of the first quarter 2003, membership income from Sam's Club units will be presented as a separate item in the Income Statement, so that, when added to the sales figure it will result in the total revenue for the Company. Up until the fourth quarter 2002, membership income was presented as part of operating expenses.

The Company will continue supplying monthly information on sales, as has been done up until now.

FILE N°
82-4609

Results January – March 2002

The following is a comparison of the first quarter 2002 results, under the previous and new format presentations.

Information as of the First Quarter (January-March) 2002
(March 2003 pesos, based on estimated inflation)

	Previous format		New format	
	Millions $	*%*	*Millions $*	*%*
Sales	24,401		24,401	
Membership income			113*	
Total revenues	24,401	100.0	24,514	100.0
Sales cost	19,484	79.8	19,484	79.5
Gross profit	4,917	20.2	5,030	20.5
Operating expenses	3,747	15.4	3,860	15.7
Operating income	1,170	4.8	1,170	4.8
EBITDA	1,661	6.8	1,661	6.8
Income before tax	1,381	5.7	1,381	5.6
Net income	898	3.7	898	3.7

** 100% membership income is presented in this table. The company will start recognizing the deferred effect from January, 2003 on, whereas information for previous years will not change.*

Publishing of Results for First Quarter 2003:

The Company informs its shareholders and general public that it shall publish the results for the first quarter 2003, on Monday, April 14, 2003.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 597 units, broken down as follows:

- 50 Sam's Clubs
- 118 Bodegas
- 75 Wal*Mart Supercenters
- 44 Superama stores
- 50 Suburbia stores
- 260 Restaurants, including 16 franchises

Ticker Symbols

Mexican Stock Exchange:
Walmex V
Walmex C

Bloomberg:
WalmexV MM
WalmexC MM
WMMVY

Reuters:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

ADR's Sponsored Program:
WMMVY

Internet sites:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx